UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

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                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. ---)

                     BuyersOnline.com, Inc.
                        (Name of Issuer)

                 Common Stock, $0.0001 par value
                 (Title of Class of Securities)

                            124276106
                         (CUSIP Number)

                           Karl Malone
                         c/o Mark Lehman
                   8 East Broadway, Suite 620
                   Salt Lake City, Utah  84111
                         (801) 532-7858
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 21, 2001
     (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement
[_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124276106    Schedule 13 D             Page 2 of 5
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1.   NAME OF REPORTING PERSON, AND
     I.R.S. IDENTIFICATION NO. OF REPORTING PERSONS (ENTITIES ONLY):

     Karl Malone

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                    (a) [_]                     (b) [_]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS:    PF - Personal Funds; 00 - Other

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5.   CHECK BOX [_] IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   United States citizen

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NUMBER OF      7.   SOLE VOTING POWER
SHARES                   1,100,000 shares (1)
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY                 -0- shares
EACH           9.   SOLE DISPOSITIVE POWER
REPORTING                1,100,000 shares (1)
PERSON         10.  SHARED DISPOSITIVE POWER
WITH                     -0- shares

(1) Consists of 100,000 shares of common stock, 500,000 shares of common stock issuable on conversion of preferred stock and 500,000 issuable on exercise of warrants.

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,100,000 shares

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12.  CHECK BOX [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES.

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
21.62%

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14.  TYPE OF REPORTING PERSON:     IN  Individual
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

CUSIP No. 124276106         Schedule 13 D            Page 3 of 5

Item 1.  Security and Issuer

     Title of Class of Equity Securities:

          Common Stock, Par Value $0.0001

     Name and Address of Principal Executive Offices of the Issuer:

          BuyersOnline.com, Inc.
          14870 Pony Express Road
          Bluffdale, Utah 84065

Item 2.  Identity and Background

     (a)   Name:

          Karl Malone

     (b)   Residence or business address:

          139 East South Temple Street, Suite # 240
          Salt Lake City, Utah  84111

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Professional Basketball Player
          Utah Jazz
          Delta Center
          301 West South Temple
          Salt Lake City, Utah 84101

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years:

          None

     (e) Party to a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws:

          None

     (f)  Citizenship:

          U.S.

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CUSIP No. 124276106      Schedule 13 D          Page 4 of 5

Item 3: Source and Amount of Funds or Other Consideration:

     Personal funds in the amount of $1,000,000 were used to purchase 100,000 shares of Series B Convertible Preferred Stock of BuyersOnline.com, Inc., which are convertible to 500,000 shares of common stock, and warrants to purchase 500,000 shares of common stock at an exercise price of $2.50 per share. Consulting Services valued in the amount of $125,000 were used to acquire an additional 100,000 shares of common stock.

Item 4. Purpose of Transaction:

     The reporting person acquired the shares of BuyersOnline.com, Inc. reported herein for investment purposes. At this time, he has no intention of acquiring additional shares of BuyersOnline.com, Inc. reported herein, although he reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the stock, stock market conditions and the business prospects of BuyersOnline.com, Inc. The reporting person has no present intention, arrangement or understanding to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:

     (a) The reporting person would be the beneficial owner of 21.62% of the issued and outstanding shares of BuyersOnline.com, Inc., assuming he exercised on conversion and exercise rights. The percentage is computed using an aggregate of 100,000 shares of common stock and 1,000,000 shares of common stock issuable on conversion of 100,000 shares of Series B Convertible Preferred Stock and the exercise of warrants plus the 3,988,940 shares of common stock outstanding at October 31, 2000.

     (b)  Sole Voting Power:            1,100,000 shares
          Sole Dispositive Power:       1,100,000 shares
          Shared Voting Power:               -0- shares
          Shared Dispositive Power:          -0- shares

     (c) On March 12, 2001, the reporting person acquired an additional 100,000 shares of common stock in exchange for consulting services valued at $1.25 per share or a total of $125,000, which services were rendered on behalf of the Company.

     (d)  Not applicable

     (e)  Not applicable

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CUSIP No. 124276106            Schedule 13 D    Page 5 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

     The reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     None
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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated March 20, 2001                         By:  /s/ Karl Malone